PRESS RELEASE


March 4, 1999                                     Contact: Linda Grunberg
                                                  Director of Public Relations
                                                  Phone: 402-255-3748
                                                  Fax: 402-390-7188
                                                  Email:  lindag@dtn.com

                                                  Contact: Brian Larson
                                                  Vice President and CFO
                                                  Phone: 402-255-3757
                                                  Fax:  402-255-8227

DTN Amends Shareholder Rights Plan

         OMAHA, NEB - Data Transmission Network Corporation (DTN) (NASDAQ: DTLN) announced today that its Board of Directors has amended the Companys Shareholder Rights Plan to allow for the purchase of up to 15 percent of the Companys common stock before the rights under the plan become exercisable. Prior to this amendment, the rights generally became exercisable if a person or group acquired 11 percent or more of DTNs common stock or announced a tender offer for 11 percent or more of DTNs common stock. As amended, the Plan allows a person or group to acquire greater than 15% (but not more than 20%) of DTNs common stock with a voting trust agreement with the Board of Directors.

         This action by DTNs Board of Directors came about as a result of conversations with an investor interested in acquiring greater than 11 percent of the Company. The Shareholder Rights Plan was implemented in August of 1997 and is designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. It also guards against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company which might provide inadequate value to stockholders.



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         Data  Transmission  Network  Corporation   (NASDAQ:   DTLN)  in  Omaha,
Nebraska, is an innovative information and communication provider for a variety of industries including agriculture, financial, energy and weather-related
industries.   Additional   industries  served  include  automotive,   electrical
equipment   and  freight   transportation.   DTN  is   committed   to  providing
comprehensive, time sensitive and affordably priced information including weather, news, quotes, market analysis and commentary to more than 159,000 subscribers in the U.S. and Canada via all relevant distribution technologies.


  Visit the DTN Web site for company and investor information at www.dtn.com.
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